SEC Mail Processing Section

MAR 02 2010

Washington, DC 105

SECURITIES AND EXCHANGE COMMISSION

10029041

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32590

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProEquities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham (City) AL (State) 35223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers
(Name – *if individual, state last, first, middle name*)

1901 Sixth Avenue North (Address) Birmingham, (City) AL (State) 35203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Mungenast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProEquities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO
Title

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: May 22, 2010
BONDED THRU NOTARY PUBLIC UNDERWRITERS

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Index to Financial Statements and Supplementary Information
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors

To the Board of Directors and Stockholder of
ProEquities, Inc.

In our opinion, the accompanying statement of financial condition and the related statement of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of ProEquities, Inc. (the "Company"), a wholly owned subsidiary of Protective Life Corporation, at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2010

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Financial Condition
December 31, 2009

	2009
Assets	
Cash and cash equivalents	$ 8,468,900
Investments, at fair value	13,635,483
Receivables from brokers and dealers	3,950,393
Fixed assets, net of accumulated depreciation of $111,949	363,756
Other assets, net of allowance for uncollectible amounts of $40,000	2,005,432
Deferred income taxes, net	4,864,029
Total assets	$ 33,287,993
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 4,290,711
Securities sold but not yet purchased	916,893
Due to parent and affiliates	1,254,033
Deferred compensation obligation	9,372,382
Other accrued expenses	3,708,248
Total liabilities	19,542,267
Stockholder's equity	
Common stock, $1 par value; 250,000 shares authorized, 114,408 shares issued and outstanding	114,408
Additional paid-in capital	10,466,157
Retained earnings	3,165,161
Total stockholder's equity	13,745,726
Total liabilities and stockholder's equity	$ 33,287,993

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Operations
Year Ended December 31, 2009

	2009
Revenues	
Commissions	$ 72,728,390
Other revenues	4,866,057
Investment gains, net	2,879,871
Investment income	347,734
Total revenues	80,822,052
Expenses	
Commissions	62,035,932
Salaries and wages	10,175,227
Technology	2,448,810
Legal, accounting and consulting	1,878,888
Clearing expense	789,782
Sales conference and promotions	752,557
Rent	577,755
Corporate and divisional allocations	572,837
Licenses, fees and assessments	561,492
Travel and entertainment	269,407
Postage, copies and supplies	248,340
Other operating expenses	804,242
Total expenses	81,115,269
Loss before income taxes	(293,217)
Benefit for income taxes (Note 5)	(3,738)
Net loss	$ (289,479)

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2009	114,408	$ 114,408	$10,466,157	$ 3,454,640	$ 14,035,205
Net loss	-	-	-	(289,479)	(289,479)
Balance at December 31, 2009	114,408	114,408	10,466,157	3,165,161	13,745,726

The accompanying notes are an integral part of these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Cash Flows
Year Ended December 31, 2009

		2009
Cash flows from operating activities		
Net loss	$	(289,479)
Adjustments to reconcile net loss to net cash provided by operating activities		
Unrealized net investment gains on trading securities		(2,568,688)
Realized investments gains on trading securities		(311,183)
Deferred income tax benefit		(732,577)
Depreciation expense		98,741
Change in assets and liabilities		
Investments (trading securities)		4,619,091
Receivables from brokers and dealers		618,443
Other assets		(775,904)
Securities sold but not yet purchased		(995,671)
Commissions payable		46,057
Deferred compensation obligation		2,066,148
Due to parent and affiliates		(383,352)
Other accrued expenses		1,866,006
Net cash provided by operating activities		3,257,632
Cash flows from investing activities		
Purchases of fixed assets		(199,805)
Payments received on representative loan receivables		142,075
Issuance of representative loans receivables		(229,232)
Net cash used in investing activities		(286,962)
Net increase in cash and cash equivalents		2,970,670
Cash and cash equivalents		
Beginning of year		5,498,230
End of year	$	8,468,900
Supplemental disclosure of cash flow information		
Cash paid for income taxes	$	231,088

The accompanying notes are an integral part of these financial statements.

1. General

ProEquities, Inc. (the "Company") is a full-service, marketing oriented broker-dealer incorporated under the laws of the state of Alabama. The Company operates across the United States and is headquartered in Birmingham, Alabama. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Protective Life Corporation ("PLC"). PLC provides operating capital to the Company, as needed, to provide supplemental funding for the operations and activities of the Company. In addition to the Company's core broker-dealer operations, the Company maintains a fixed income division that offers a wide variety of fixed income products and services.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Accounting for Securities Transactions

The Company clears all securities transactions through Pershing, LLC ("Pershing"). Under the clearing arrangement, Pershing confirms securities trades, processes securities movements and records transactions for customers in its accounts, for which it receives a ticket charge per transaction. The Company's commission revenues and related expenses are recorded on a trade date basis. The Company has evaluated the credit worthiness of Pershing and determined the risk of material financial loss due to exposure from Pershing's credit risk to be minimal.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds which are considered highly liquid instruments. The carrying amounts reported in the statement of financial condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) due to their short-term nature.

Investments

The Company has classified its investments as trading securities. Trading securities are reported at current market value, with the resulting unrealized gains and losses recognized in earnings. Gains and losses on the sale of securities are computed using the specific identification method. Unrealized gains and losses and realized gains and losses are included in "Investment gains, net" in the accompanying Statement of Operations.

Recognition of Commission Revenue and Expense

Commission revenue and commission expenses are recorded on a trade date basis for trades executed through the Company. Trail fees, 12b-1 fees and marketing allowances received from product sponsors of $2,918,142 are recognized as revenue when earned and are included in "Commissions" revenue in the Statement of Operations.

Investment Income
Investment income is primarily comprised of interest income on money market funds, fixed maturity securities and income from securities related to the deferred compensation plans.

Other Revenues
Other revenues consist primarily of representatives technology and affiliation fees, advisory service and correspondent fees and other miscellaneous clearing revenues. Other revenues are recorded as earned.

Fixed Assets
Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from 3 to 5 years. Maintenance and repairs are charged to expense when incurred; betterments and improvements that materially prolong the lives of the assets are capitalized. The cost of assets sold or retired and the related accumulated depreciation are removed from the respective accounts, and the gain or loss on such disposition is recognized currently.

Other Assets
Other assets are comprised primarily of prepaid expenses, loans to the Company's representatives and reimbursable expenses paid by the Company on their agents' behalf. The Company has recorded an allowance of $40,000 against these receivables at December 31, 2009.

Income Taxes
The results of operations of the Company are included in the consolidated federal and state income tax returns of PLC. The Company utilizes the asset and liability method in accordance with the ASC Income Taxes Topic. Under a tax allocation agreement, PLC allocates current and deferred income tax expenses or credits based upon the pro rata contribution of taxable income or losses, which generally results in reporting income taxes as though the Company filed a separate tax return.

Concentration of Credit Risk
The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions, and determined the risk of material financial loss due to exposure from credit risk to be minimal.

3. Related Parties

The Company occupies office space under a monthly rental arrangement in the office building of an affiliate, Protective Life Insurance Company, for which rent of $577,755 was paid in 2009. In addition, PLC provides managerial and administrative services on a shared cost basis to its affiliates, including the Company. The Company's portion of these expenses amounted to $1,323,055 in 2009. The related payable is settled monthly in the normal course of operating activities of the Company.

The Company recorded commission revenue in 2009 from Investment Distributors, Inc., a subsidiary of PLC, of $3,314,347.

All employees of the Company participate in the PLC defined benefit pension plan. The plan is not separable by affiliates participating in the plan. The benefits are based on years of service and the

employee's compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act (ERISA) plus such additional amounts as PLC may determine appropriate from time to time. Contributions are intended to provide not only for benefits attributable to service to date but also for those benefits expected to be earned in the future.

The employees of the Company also participate in PLC's qualified, defined contribution employee benefit plan under Internal Revenue Code Section 401(k). PLC has formed an Employee Stock Ownership Plan to match employee contributions to the 401(k) plan. In addition, PLC provides limited health care benefits to eligible retired employees of the Company until age 65. PLC also provides certain medical and other benefits to active employees of the Company.

Charges related to these employee benefits provided by PLC were $1,035,054 and have been included in "Salaries and wages" in the Statement of Operations for the year ended December 31, 2009.

4. Fixed Assets

Fixed assets consist of the following as of December 31, 2009:

	2009
System software	$ 475,705
Less: Accumulated depreciation	(111,949)
Net fixed assets	$ 363,756

5. Income Taxes

The Company's effective income tax rate varied from the maximum federal income tax rate as follows for the year ended December 31, 2009.

	2009
Statutory federal income tax rate applied to pre-tax income	35.00 %
State income taxes	(7.62)%
Non deductible expenses	(4.93)%
Tax contingencies	(11.74)%
Other	(9.44)%
Effective income tax rate	1.27 %

The provision for income tax expense (benefit) is as follows:

	2009
Provision for income tax expense (benefit)	
Current	$ 728,839
Deferred	(732,577)
	$ (3,738)

The following table shows the significant components of the deferred income tax asset as of December 31, 2009.

	2009
Deferred income tax asset	
Deferred compensation expense	$ 4,358,899
Contingent liabilities	584,500
Capital loss carryforward	85,843
Other	15,600
Total gross deferred income tax asset	5,044,842
Deferred income tax liability	
Prepaid expense	141,301
Software	35,669
Other	3,843
Total gross deferred income tax liability	180,813
Net deferred income tax asset	$ 4,864,029

The Company has determined, based on its recent history of operating income and anticipated operating income and cash flows for future periods, that it is more likely than not that the net deferred tax asset will be realized in the future. Accordingly, no valuation allowance has been recorded by the Company.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009
Balance at January 1	-
Additions for tax positions of the current year	$ 355,250
Additions for tax positions of prior years	229,250
Balance at December 31	$ 584,500

Included in the balance above at December 31, 2009 are $584,500 of unrecognized tax benefits for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductions. Other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate to an earlier period the payment of cash to the taxing authority. There are no unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2009

Any accrued interest and penalties related to the unrecognized tax benefits have been included in income tax expense. The Company has $52,939 of accrued interest associated with unrecognized tax benefits as December 31, 2009 (before taking into consideration the related income tax benefits that is associated with such an expense).

Using the information available as of December 31, 2009, the Company believes that in the next 12 months the total amounts of unrecognized tax benefits related to contingent liabilities may significantly decrease due to an expected change in accounting method. The amount of the change is reasonably estimated to be a reduction of $584,500. In general, the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for tax years that began before 2005.

Included in the "Due to parent and affiliates" on the accompanying financial statements are current income taxes payable of $721,674 at December 31, 2009.

6. Receivables from Brokers and Dealers

The receivables from brokers and dealers balance represents commissions and other fees to be collected from the clearing broker, mutual fund companies, product sponsors, variable annuity and variable life companies. Additionally, this balance includes cash required to be held on deposit at Pershing of $100,000.

7. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. At December 31, 2009, the Company had computed net capital of $5,612,357 which was $4,995,491 in excess of its required minimum net capital of $616,866. The Company's aggregate indebtedness to net capital ratio at December 31, 2009 was 1.65 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i), as all transactions are promptly executed between the Company and its customers through one or more bank accounts, each of which are designated as *Special Account for the Exclusive Benefit of Customers*.

All customer transactions are cleared on a fully disclosed basis through a clearing broker which files financial statements with the SEC pursuant to Rule 17a-5.

8. Deferred Compensation Plans

The Company has established deferred compensation plans for the benefit of its registered representatives. Deferred compensation is used to purchase mutual funds, life insurance policies, and annuity products, as directed by the participants. In addition, the Company may provide matching contributions for participants who meet certain production targets. Matching contributions of $28,994 were paid by the Company during 2009.

A trust was established to aid the Company in meeting its obligations under the plans. Mutual funds and life insurance policies held by the trust are reported as investments of the Company in the accompanying Statement of Financial Condition. Mutual funds are reported at current market value with changes in fair value reported as "Investment gains, net" in the accompanying financial statements. Life insurance policies held by the trust are reported at their cash surrender value. The Company records a deferred compensation obligation equal to the total reported fair value of the trust assets. Changes in the deferred compensation obligation are recorded as commission expense in the accompanying financial statements.

9. Investments

The Company holds securities used for operational trading purposes with Pershing. The securities are classified as either marketable securities owned or securities sold but not yet purchased. The following table shows these securities at fair value as of December 31, 2009.

	2009	
	Owned	Sold Not Yet Purchased
U.S. Government, state and municipal obligations	$ 4,156,205	$ 916,893
Corporate bonds	108,390	-
Equity securities	177	-
	$ 4,264,772	$ 916,893

The Company also holds securities related to the deferred compensation plans that are classified as trading. The investments are comprised of mutual funds and life insurance policies with a total fair value of $9,370,711 at December 31, 2009. The Company has recorded an offsetting liability for the value of these investments held in the deferred compensation plan.

Unrealized gains and losses and realized gains and losses of $ 2,568,689 and $311,183 are included in "Investment gains, net".

Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances, the amounts reported in the Statement of Financial Condition and the amounts reported in the Statement of Operations.

10. Fair Value of Financial Instruments

The Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the ASC Fair Value Measurements and Disclosures Topic, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- **Level 1:** Unadjusted quoted prices for identical assets or liabilities in an active market.
- **Level 2**: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

  a. Quoted prices for similar assets or liabilities in active markets
  b. Quoted prices for identical or similar assets or liabilities in non-active markets
  c. Inputs other than quoted market prices that are observable
  d. Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- **Level 3:** Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2009.

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Fixed maturity securities				
US Government and authorities	$ 50,969	$ -	$ -	$ 50,969
State, municipalities, and political subdivisions	-	4,065,236	40,000	4,105,236
Corporate bonds		108,390	-	108,390
Equity securities	177	-	-	177
Deferred compensation plan				
Mutual funds	9,028,978	-	-	9,028,978
Life insurance policies	-	-	341,733	341,733
Cash and cash equivalents	8,468,900	-	-	8,468,900
Total assets measured at fair value on a recurring basis	$ 17,549,024	$ 4,173,626	$ 381,733	$ 22,104,383
Liabilities				
Securities sold but not yet purchased	$ 916,893	$ -	$ -	$ 916,893
Total liabilities measured at fair value on a recurring basis	$ 916,893	$ -	$ -	$ 916,893

Determination of Fair Values
The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. Fair values reflect adjustments for counterparty credit quality, the Company's credit standing, liquidity and, where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments, as listed in the above table.

Fixed Maturity Securities, Equity Securities, and Securities Sold but not yet Purchased
The fair value of fixed maturity securities, equity securities, and securities sold but not yet purchased is determined by management after considering third party pricing services as their primary source of information. Typical inputs used by this pricing method include, but are not limited to, benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above.

The Company has analyzed the third party pricing services' valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the ASC Fair Value Measurements and Disclosures Topic. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2 or 3. Most prices provided by third party pricing services are classified into Level 1 and 2 because they have quoted market prices, or significant inputs used in pricing the securities are market observable.

During 2009, the Company's clearing firm, Pershing, ceased pricing of the auction rate securities held by the Company. As a result, the Company began pricing its auction rate securities using an internal model that takes into account the lack of liquidity, the credit worthiness and the floating rate coupon methodology relating to these securities. The Company believes that this valuation approach provides a reasonable calculation of the fair value of these securities under the fair value hierarchy guidance and given current inactive market conditions.

Deferred Compensation Plan Investments
The Company holds investments in open-ended mutual funds and life insurance policies related to the deferred compensation plan. Open-ended mutual funds are classified as Level 1 as quoted market prices are utilized for the individual securities. Life insurance policies are carried at their cash surrender value and reported as Level 3. Cash surrender value represents the amount of cash that may be realized by the owner of a life insurance contract upon discontinuance and surrender of the contract prior to maturity.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2009, for which the Company has used significant unobservable inputs (Level 3):

	Beginning Balance	Realized and Unrealized Gains (Losses)	Purchases and Settlements	Ending Balance
Assets				
State, municipalities, and political subdivisions	$ 50,000	$ (10,000)	$ -	$ 40,000
Life insurance policies	291,128	71,284	(20,679)	341,733
Total assets measured at fair value on a recurring basis	$ 341,128	$ 61,284	$ (20,679)	$ 381,733

Total realized and unrealized gains (losses) on Level 3 assets are reported in "Investment gains, net" within the Statement of Operations.

Purchases and settlements, net, represent activity that occurred during the period that results in a change of the asset but does not represent changes in fair value for the instruments held at the beginning of the period.

11. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business involving sales practices of representatives, alleged misconduct, and other matters. Increasingly, these lawsuits have resulted in the awarding of substantial judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. The Company, like other brokers and dealers, in the ordinary course of business, is from time to time involved in such matters. Based on an evaluation of present pending and threatened matters, the Company has established a liability for potential settlements, which is included in "Other accrued expenses" on the Statement of Financial Condition. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters for which amounts have not been accrued that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities. The Company uses a clearing broker-dealer to execute all customer transactions in brokerage accounts. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

12. Subsequent Events

The Company has evaluated events subsequent to December 31, 2009, and through the financial statement issuance date of February 26, 2010. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009 — Schedule I

	2009
Net Capital	
Total stockholder's equity	$ 13,745,726
Deductions and/or charges	
Nonallowable assets	
Receivables and other	(2,660,642)
Gross deferred income tax asset	(5,044,842)
Haircut on securities positions	(427,885)
Net capital	5,612,357
Aggregate Indebtedness	
Items included in statement of financial condition	
Commissions payable	4,290,711
Due to parent and affiliates	1,254,033
Other accrued expenses	3,708,248
Total aggregate indebtedness	9,252,992
Computation of Basic Net Capital Requirement	
Greater of 6-2/3% of aggregate indebtedness or $250,000	$ 616,866
Excess net capital (net capital, less net capital requirement)	$ 4,995,491
Ratio: Aggregate indebtedness to net capital	1.65 to 1

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's unaudited December 31, 2009 FOCUS Report.

ProEquities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009 — Schedule II

Exemption Under Section (k)(2)(i) Has Been Claimed
The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(2)(i) of the rule, as all transactions are promptly executed between the Company and its customers through one or more bank accounts, each of which are designated as *Special Account for the Exclusive Benefit of Customers.*

The Company has complied with the above exemptive provisions of SEC Rule 15c3-3.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Management of
ProEquities, Inc.

In planning and performing our audit of the financial statements of ProEquities, Inc. (the "Company"), a wholly owned subsidiary of Protective Life Corporation, as of and for the years ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to

assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants

To the Board of Directors and Management of
ProEquities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of ProEquities, Inc. (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:

    a. Payment in the amount of $155 (includes $5 interest on late payment) dated March 31, 2009, per check number 1020872 compared to the Form SIPC-4 obtained from Milton Fritts, Chief Financial Officer, noting no differences.

    b. Payment in the amount of $21,474 dated July 30, 2009, per check number 1021297 compared to the Form SIPC-6 obtained from Milton Fritts, Chief Financial Officer, noting no differences

    c. Payment in the amount of $44,240 dated February 25, 2010, per check number 1021928 compared to the Form SIPC-7T obtained from Milton Fritts, Chief Financial Officer, noting no differences.

PRICEWATERHOUSECOOPERS

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on the Company's Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $61,421,398 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1) of $33,354,536 to supporting documentation including general ledger activity from April 1, 2009 through December 31, 2009, provided by Milton Fritts, Chief Financial Officer, noting no differences.

    b. Compared deductions on line 2c(5) of $1,721,126 to supporting documentation including the calculation for the deferred compensation investment gain for the year ended December 31, 2009, obtained from Milton Fritts, Chief Financial Officer.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $26,345,736 and $65,864, respectively, of the Form SIPC-7T, noting no differences.

    b. Recalculated the applicable supporting schedules for the deduction in line 2c(1) including the general ledger activity from April 1, 2009 through December 31, 2009 obtained from Milton Fritts, Chief Financial Officer.

    c. Recalculated the deferred compensation investment gain for the deduction in line 2c(5) for the year ended December 31, 2009, obtained from Milton Fritts, Chief Financial Officer.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of management and the board of directors of ProEquities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

ProEquities, Inc.

(a wholly owned subsidiary of
Protective Life Corporation)
Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5
December 31, 2009